Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 333-233509

On September 5, 2019, the following communication was distributed to certain employees of Gannett Co., Inc.

LTI Participants,

As you know, Gannett entered into a merger agreement with New Media on August 5, 2019. Following this announcement, we have received questions from employees who participate in Gannett’s Long Term Incentive (LTI) Program related to how their outstanding and unvested Gannett equity awards will be treated upon the closing of the merger.

The attached Frequently Asked Questions (FAQs) document describes the treatment under the merger agreement of your outstanding and unvested long-term incentive awards granted under Gannett’s 2015 Omnibus Incentive Compensation Plan, as amended. This document will cover the treatment of Restricted Stock Units (RSUs), Performance Share Units measured on Total Shareholder Return (TSRs) and Cash Settled Performance Units (CPUs). Please note, only a portion of the LTI participants are eligible to receive Performance Share Units (TSRs & CPUs) so please reference the sections of the FAQs that relate to the awards that you currently hold.

You can access your equity information in Merrill Lynch via Okta or you can visit www.benefits.ml.com. If you have any questions about your long-term incentive awards, please contact Lauren Dymtrow at [email address] or Kristy Perry at [email address].

Sincerely,

Dave Harmon

Chief People Officer

LONG TERM INCENTIVE PROGRAM TREATMENT | FREQUENTLY ASKED QUESTIONS (FAQ)

USER | EMPLOYEE

As you know, Gannett entered into a merger agreement with New Media on August 5, 2019. The FAQs below describe the treatment under the merger agreement of your outstanding and unvested long-term incentive awards granted under Gannett’s 2015 Omnibus Incentive Compensation Plan, as amended.

Please refer to the endnotes in the Appendix to this document for the definitions of certain terms. Also, in general, note that the terms and conditions of your awards are governed by the award agreements issued to you at the time of grant. Please refer to your award agreements for the full details of your awards.

Q.  What will happen to my unvested Restricted Stock Units (RSUs)?

A.  Between the signing and closing of the merger, there will be no effect on your Gannett RSUs solely as a result of Gannett entering into the merger agreement. Your awards will remain subject to the terms of the applicable award agreements. When the merger closes, your RSUs will automatically convert into a number of New Media RSUs by multiplying your number of Gannett RSUs by the Equity Award Exchange Ratio (rounded to the nearest whole share).(1) The New Media RSUs will generally be subject to the same terms and conditions that applied to your Gannett RSUs (except that they will relate to New Media shares and not Gannett shares).

Q.  What will happen to my unvested Performance Share Units (TSRs)?

A.  Between the signing and closing of the merger, there will be no effect on your TSRs; they will remain subject to the terms of the applicable award agreements. When the merger closes, your TSRs will automatically convert into New Media RSUs, which will generally be subject to the same terms and conditions that applied to your Gannett TSRs, except they will be subject only to time-based vesting conditions (meaning your right to receive the award will remain subject only to your continued active employment during the applicable vesting periods), and they will relate to New Media shares and not Gannett shares. They will no longer be subject to achievement of performance goals.

Your Gannett TSRs will be converted into a number of New Media RSUs as follows:

•

Gannett TSRs granted within one year of the merger closing date will be converted by multiplying (A) your number of Gannett TSRs based on the target level of performance by (B) the Equity Award Exchange Ratio (rounded to the nearest whole share).(1)

•

Gannett TSRs granted more than one year before the merger closing date will be converted by multiplying (A) your number of Gannett TSRs based on Gannett’s actual performance as of closing, as determined by the Executive Compensation Committee of Gannett’s Board of Directors, by (B) the Equity Award Exchange Ratio (rounded to the nearest whole share).(1)

Q. What will happen to my unvested Cash-Settled Performance Share Units (CPUs)?

A.  Between the signing and closing of the merger, there will be no effect on your Gannett CPUs; they will remain subject to the terms of the applicable award agreements. When the merger closes, New Media will assume and honor the terms of your CPU awards, except that they will be subject only to time-based vesting requirements. Immediately prior to closing, the Executive Compensation Committee of the Gannett Board of Directors will determine the number of units that will be subject to your CPU awards immediately after closing, in accordance with the terms of the applicable award agreements.

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Q.  What will happen to my unvested awards if I leave Gannett before the merger closes?

A.  If you leave Gannett before the merger closes, due either to voluntary or involuntary termination, and you do not meet the retirement eligibility criteria set out in your award agreements, then you will forfeit any unvested awards. If you do meet the retirement eligibility criteria, you will instead be entitled to pro rata vesting on all unvested awards, based on the number of months you worked during the award period. To be retirement eligible, Gannett’s award agreements generally provide that an award holder must be (A) at least 55 years old and have a minimum of 5 years of service or (B) at least 65 years of age with no service requirements.

Q.  What will happen to my unvested awards if I leave after the merger closes?

A.  If you experience a qualifying termination of employment within two years after a Change in Control, all of your unvested awards granted in the company’s 2019 grant cycle or earlier that are outstanding as of the date of termination will become fully vested. A “qualifying termination of employment” will occur if the company involuntarily terminates your employment without “Cause”(2) or you voluntarily terminate for “Good Reason.”(3) If you are involuntarily terminated for Cause or voluntarily terminate without Good Reason, and you do not meet the retirement eligibility criteria described above, you will forfeit your unvested awards. However, if you do meet the retirement eligibility criteria and your employment is terminated other than in connection with a qualifying termination of employment, then you will receive pro rata vesting on all unvested awards based on the number of months worked during the award period.

Q.  What will happen to the shares of Gannett stock that I hold in my personal brokerage account?

A.  Between the signing and closing of the merger, there will be no effect on outstanding shares of Gannett common stock. When the merger closes, each share of Gannett stock will be automatically converted into (A) 0.5427 of a share of New Media common stock (the “exchange ratio”) and (B) the right to receive $6.25 in cash. The exchange ratio was fixed upon the signing of the merger agreement with New Media. Therefore, the value of the stock portion of the merger consideration will fluctuate between the signing and closing of the merger with changes in the trading price of New Media’s stock.

Q.  Where can I find more information about my awards?

A.  To access your equity information on Merrill Lynch, please visit www.benefits.ml.com. If you have any questions about your long-term incentive awards, please contact Lauren Dymtrow at [email address] or Kristy Perry at [email address].

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APPENDIX

(1)

The Equity Award Exchange Ratio is the sum of (A) the Exchange Ratio and (B) (1) the Cash Consideration divided by (2) the Parent Closing Price. The final Equity Award Exchange Ratio will be determined at the closing of the Merger.

Equity Award Exchange Ratio	=	Exchange Ratio (.5427)	+	Per Share Cash Amount ($6.25) Parent Closing Price ($)*

* The Parent Closing Price means the volume weighted average trading prices of a share of New Media common stock on each of the of consecutive trading days ending on and including the trading day that is three trading days prior to closing (rounded down to the nearest penny).

(2)	For this purpose, “Cause” means:
•	any material misappropriation of funds or property of the company or its affiliate by you;
•

unreasonable and persistent neglect or refusal by you to perform your duties which is demonstrably willful and deliberate on your part, which is committed in bad faith or without reasonable belief that such breach is in the best interests of the company and which is not remedied in a reasonable period of time after receipt of written notice from the company specifying such breach;

•	your conviction of a securities law violation or a felony involving moral turpitude; or
•	your being found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law.

(3)

For this purpose, “Good Reason” means the occurrence after a “change in control” (such as the closing of the New Media transaction) of any of the following circumstances without your express written consent, unless such circumstances are fully corrected within 90 days of the notice of termination described below:

•	the material diminution of your duties, authorities or responsibilities from those in effect immediately prior to the change in control;
•	a material reduction in your base salary or target bonus opportunity as in effect on the date immediately prior to the change in control;
•

the relocation of your office from the location at which you are principally employed immediately prior to the date of the change in control to a location 35 or more miles farther from your residence immediately prior to the change in control, and recognizing that you will be expected to travel on the company’s business to an extent substantially consistent with your business travel obligations prior to the change in control; or

•	the failure by the company or its affiliate to pay any material compensation or benefits due to you.

Any termination by you for Good Reason will be communicated by a notice of termination that (x) indicates the specific termination provision in the award agreement relied upon, and (y) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated. The notice must be provided to the company within ninety (90) days after the event that created Good Reason.

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No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs, and Gannett cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements and are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;
•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;
•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;
•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;
•	the retention of certain key employees; and
•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (the “Registration Statement”) filed by New Media on August 29, 2019. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, on August 29, 2019, New Media filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a preliminary joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). These materials are not yet final and will be amended. Each of New Media and Gannett will mail a definitive Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Investors and securityholders may obtain more detailed information regarding the identity of potential participants in the solicitation of proxies, and their direct or indirect interests, in the preliminary Joint Proxy Statement that is included in the Registration Statement New Media filed with the SEC on August 29, 2019, and in the definitive Joint Proxy Statement when it becomes available. You may obtain free copies of these documents using the sources indicated above.

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